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UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49007

FACING PAGE!
Information Required of Brokers and Dealers Pursuant to Section 17 of the!
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder!

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION!

NAME OF BROKER-DEALER: Bestvest Investments, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 N. Jackson Street, Suite 305
(No. and Street)

Media (City) PA (State) 19063 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James W. O'Connor 610-891-2860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION!

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – if individual, state last, first, middle name)

1601 Walnut Street, Suite 815 (Address) Philadelphia (City) PA (State) 19102 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY!

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC
Mail Processing
Section
FEB 25 2010
Washington, DC
121

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bestvest Investments, LTD, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn to and subscribed before me this 24th day of Feb 19 2010 (042)

[signature]
Signature

President
Title

[signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
WILLIAM T. LEWIS, Notary Public
Springfield Twp., Delaware County
My Commission Expires September 30, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BestVest Investments, LTD.

Financial Statements

and Additional Information

December 31, 2009

CONTENTS

	Pages
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statement of Financial Condition, December 31, 2009	2
Statement of Income and Expense for the year ended December 31, 2009	3
Statement of Changes in Stockholders' Equity for the year ended December 31, 2009	4
Statement of Cash Flows for the year ended December 31, 2009	5
Notes to Financial Statements for the year ended December 31, 2009	6-7
SUPPLEMENTAL INFORMATION:	
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2009	8
Computation for Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2009	9-11
Report on Internal Accounting Controls Required by SEC Rule 17a-5	12-14
Schedule of SIPC Assessment and Payment	15-17

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
BestVest Investments, LTD

We have audited the accompanying statement of financial condition of Best Vest Investments, LTD. as of December 31, 2009 and the related statement of income and expense, change in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Best Vest Investments, LTD as of December 31, 2009, and the results of its' operations, cash flows and changes in stockholders' equity for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital for the year ended December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2009 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Romeo & Chiaverelli, LLC
Certified Public Accountants
February 17, 2010

BestVest Investments, LTD.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents	$ 46,286.02
Receivables	
Commissions	119,996.04
Advances	333,037.32
Investments	183,545.93
Clearing organization deposit	50,000.00
TOTAL ASSETS	$732,865.31

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 72,991.67
TOTAL LIABILITIES	$ 72,991.67
Stockholder's Equity	
Common Stock, no par value 60,000 shares authorized 10,000 shares issued and outstanding	10,000.00
Additional Paid In Capital	1,310,000.00
Retained Deficit	(660,126.36)
TOTAL STOCKHOLDERS' EQUITY	659,873.64
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$732,865.31

See accompanying notes to financial statements

BestVest Investments, LTD.
Statement of Income and Expense
Year Ended December 31, 2009

Twelve Months

REVENUES	
Commissions	$1,252,321.00
Interest Income	364.56
Total Revenues	$1,252,685.56
EXPENSES	
Commission Expense	602,167.80
Communications Expense	506.35
Employee Compensation and benefits	177,834.32
Clearing and Execution Expense	97,834.11
Other Operating Expenses	363,655.67
Total Expenses	1,241,998.25
Net Income	$ 10,687.31

The accompanying notes are an integral part
of these financial statements

BestVest Investments, LTD.
Statement of Changes in Stockholders' Equity
December 31, 2009

Schedule of Retained Deficit

Beginning Retained Deficit	($670,813.67)
Net Income	10,687.31
Retained Deficit	($660,126.36)

Schedule of Additional Paid-In-Capital

Additional Paid in Capital	$1,310,000.00
Additional Paid in Capital	$1,310,000.00

Schedule of Common Stock

Common Stock, without par value, 60,000 shares authorized, 10,000 shares issued and authorized	$10,000.00
Common Stock	$10,000.00
Total Stockholders' Equity	$659,873.64

The accompanying notes are an integral part
of these financial statements

BestVest Investments, LTD.
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:	
Net Income	$ 10,687.31
Adjustments to reconcile net income to net cash used by operating activities:	
Change in commissions receivable	(49,425.46)
Change in advances	1,490.93
Change in clearing organization deposits	1,099.94
Change in accounts payable and accrued expenses	14,291.65
Total adjustments	(32,542.94)
Net cash used by operating activities	(21,855.63)
Cash flows from investing activities:	
Net cash used by investing activities	0.00
Cash flows from financing activities:	
Net cash used by financing activities	0.00
Net change in cash and cash equivalents	(21,855.63)
Cash and cash equivalents at beginning of year	68,141.65
Cash and cash equivalents end of year	$ 46,286.02

The accompanying notes are an integral part
of these financial statements

BestVest Investments, LTD.
Notes to Financial Statements
December 31, 2009

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in January 20, 1995 under the laws of the State of Michigan for the purpose of marketing and selling securities, municipal bonds and other financial instruments.

The following comprise the company's significant accounting policies:

Method of Accounting

The Company maintains its books of account on the basis of recording revenue when earned and expenses when incurred the accrual basis in conformity with generally accepted accounting principles.

Recognition of Revenue

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Cash

For purposes of the statement of cash flows, the Company includes as cash amounts on deposit at banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

Accounting for Uncertainty in Income Taxes

Effective January 1, 2009, the Company adopted the provision of FASB Accounting Standards Codification 740-10 (formerly FIN 48) "Accounting for Uncertainty in Income Taxes" ("**ASC 740-10**"). ASC 740-10 Clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC

740-10 also provides guidance on derecognition, classification, interest and penalties accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. Prior to adopting ASC 740-10, the Company used the guidance in ASC 450 (formerly SFAS No. 5 "Accounting for Contingencies"). The adoption of ASC 740-10 had no effect on the financial statements of the Company.

As of December 31, 2009, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and Pennsylvania income tax returns. Returns for the years ended December 31, 2006 to 2009 remain open for audit.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had a net capital of $142,010 which was $ 137,010 in excess of its required net capital of $5,000. The Company's net capital ratio was .51 to 1.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances often exceed the FDIC insurance limit.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of all major securities exchanges. Nonperformance by its clearing broker in fulfilling its contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts which may require the Company to purchase or sell financial instruments at prevailing market price

BestVest Investments, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2009

BestVest Investments, LTD. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k) (2) (ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by the broker or dealer. The clearing brokers are RBC Dain Inc and Mesirow Financial.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

BestVest Investments, LTD. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k) (2) (ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

BestVest Investments, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

NET CAPITAL

Total Stockholders' Equity Qualified for Net Capital	$ 659,874
Add: A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total capital and allowable subordinated liabilities	659,874
Deductions and/or charges	
Investments and receivables from affiliates	516,583
Other deductions	1,226
Total Deductions and/or Charges	517,809
Net Capital before haircuts	$ 142,065
Less: Haircuts	(55)
Net Capital	$ 142,010

BestVest Investments, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 72,991
Total aggregate indebtedness	72,991

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $ 5,000. if greater	5,000
Excess net capital at 1500%	$ 137,010
Excess net capital at 1000%	$ 134,010
Ratio: Aggregate Indebtedness to Net Capital	.51 to 1

BestVest Investments, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of
December 31, 2009

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 142,010
Net Audit Adjustments	-0-
Net Capital per above (Note-2)	$ 142,010

NOTE: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31,20x9.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
BestVest Investments, LTD.

In planning and performing our audit of the financial statements of BestVest Investments, LTD (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at

December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants
February 17, 2010

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To The Board of Directors
Bestvest Investments, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the nine months Ended December 31, 2009, which were agreed to by Bestvest Investments, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Bestvest Investments Ltd.'s compliance with the applicable instructions of the Transitional Assessment Report (Form SIPC-7T). Bestvest Investments, Ltd.'s management is responsible for Bestvest Investments, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine months ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants
February 17, 2010

BESTVEST INVESTMENTS, LTD.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION
NINE MONTHS ENDED DECEMBER 31, 2009

Period Covered	Date Paid	Amount
General assessment reconciliation for the period April 1, 2009 to December 31, 2009		$1,367.00
Payment schedule:		
SIPC-4	07-24-09	150.00
SIPC-6	07-24-09	254.00
SIPC-7T	01-29-10	963.00
Balance due		$ 0